8-26090



10027365

COMMISSION
washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__January 1, 2009_____ AND ENDING___December 31, 2009____
                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Meridien Financial Group, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____10 Dorrance Street_____
                    (No. and Street)

Providence_____R.I._____02903_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Balasco_____401-272-4700_____
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Batchelor, Frechette, McCrory, Michael & Co._____
            (Name - *if individual, state last, first, middle name*)

40 Westminster Street_____Providence_____R.I._____02903_____
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
        ☒Certified Public Accountant
        ☐Public Accountant
        ☐Accountant not resident in United States or any of its possessions.

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, **Michael L. Balasco, Principal & President,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Meridien Financial Group, Inc.,** as of **December 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT

Title

_____
Notary Public

CATHLEEN M. BLANCHETTE
NOTARY PUBLIC   9-18-12

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
       Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

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MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

ASSETS		2009		2008*
Cash	$	92,417	$	77,716
Commissions receivable		98,477		75,591
Prepaid expenses		2,535		2,495
Furniture and office equipment, at cost, less accumulated depreciation 2009 $63,383; 2008 $51,131		64,983		76,218
Deferred tax asset		20,340		-
	$	278,752	$	232,020

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		2009		2008*
Accounts payable	$	10,211	$	7,557
Commissions payable		131,237		85,628
Income taxes payable		640		300
Deferred tax liability		-		15,570
		142,088		109,055

STOCKHOLDERS' EQUITY				
Common stock, no par value; authorized 400 shares; issued 374 shares		20,125		20,125
Additional paid-in capital		129,000		55,378
Retained earnings (deficit)		(12,461)		47,462
		136,664		122,965
	$	278,752	$	232,020

*Reclassified for comparative purposes

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2009 and 2008

	2009	2008
REVENUES	$ 1,084,472	$ 1,663,902
EXPENSES		
Compensation costs	690,479	1,122,724
Secretarial services:		
Affiliate	249,200	291,600
Other	12,300	32,174
Office supplies and expense	48,855	85,879
Depreciation	12,252	11,855
Rent	46,800	46,800
Postage and printing	6,553	11,469
Telephone	23,976	20,199
Maintenance	2,186	319
Travel and entertainment	15,776	19,986
Professional fees	40,873	4,200
Dues, subscriptions and licenses	14,268	18,230
Insurance	12,023	17,330
Management fees	-	12,000
Advertising	-	2,785
Continuing education	2,074	15,628
Contributions	1,455	1,300
Utilities	1,200	1,200
	1,180,270	1,715,678
Operating loss	(95,798)	(51,776)
OTHER INCOME (LOSS)		
Interest income	605	2,760
Loss on disposal of equipment	-	(758)
	605	2,002
Loss before income taxes	(95,193)	(49,774)
INCOME TAXES (BENEFIT)	(35,270)	800
Net loss	$ (59,923)	$ (50,574)

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2009 and 2008

	Common Stock		Additional Paid-in Capital		Retained Earnings (Deficit)	
Balances at January 1, 2008	$	20,125	$	41,378	$	98,036
Additional paid-in capital		-		14,000		-
Net loss		-		-		(50,574)
Balances at December 31, 2008	$	20,125	$	55,378	$	47,462
Balances at January 1, 2009	$	20,125	$	55,378	$	47,462
Additional paid-in capital		-		73,622		-
Net loss		-		-		(59,923)
Balances at December 31, 2009	$	20,125	$	129,000	$	(12,461)

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2009 and 2008

	2009	2008*
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (59,923)	$ (50,574)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation	12,252	11,855
Loss on disposal of equipment	-	758
Deferred taxes	(35,910)	-
Changes in assets and liabilities:		
(Increase) decrease in:		
Commissions receivable	(22,886)	64,466
Prepaid expenses	(40)	(783)
Increase (decrease) in:		
Accounts payable	2,654	(27,825)
Commissions payable	45,609	(46,056)
Income taxes payable	340	(4,477)
Net cash used in operating activities	(57,904)	(52,636)
CASH FLOWS FROM INVESTING ACTIVITY		
Purchase of property and equipment	(1,017)	(29,447)
Net cash used in investing activity	(1,017)	(29,447)
CASH FLOWS FROM FINANCING ACTIVITY		
Capital paid in by shareholders	73,622	14,000
Net cash provided by financing activity	73,622	14,000
Net increase (decrease) in cash	14,701	(68,083)
CASH		
Beginning	77,716	145,799
Ending	$ 92,417	$ 77,716

*Reclassified for comparative purposes

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Meridien Financial Group, Inc. (the Company) is a Rhode Island broker/dealer regulated by the Financial Industry Regulatory Authority and a member of the Securities Investors Protection Corporation. The Company's principal business activity consists of the generation of commission income from the sale of mutual funds, variable life insurance, variable annuities and shares in registered investment companies.

The Company operates under the provisions of Paragraph (k)(1) - Limited business (mutual funds and/or variable annuities only) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

A summary of the Company's significant accounting policies follows:

Commission receivable: The Company carries its receivables at cost. On a periodic basis, management evaluates its commission receivable and establishes and allowance for doubtful accounts, based on a history of past write offs and collections and current credit conditions. The Company has deemed an allowance for such loss is unnecessary, since historically these losses have been minimal and immaterial.

Income recognition: Commission revenue is earned from the sale of mutual funds, variable life insurance, and variable annuities to customers. Commission revenue and related expenses are recorded on the date of the transaction.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years.

Deferred taxes: Deferred taxes for the Company are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets relate primarily to depreciation and operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Uncertainty in accounting for income taxes: When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.

MERIDIEN FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Tax positions taken are not offset against or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above, if any, would be reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authority upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Management has determined there are no uncertain income tax positions.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the years ended 2009 and 2008 were $0 and $2,785, respectively.

Reclassification: Certain reclassifications have been made to the 2008 financial statement to confirm to the current year presentation.

Note 2. CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 3. RELATED PARTY TRANSACTIONS

The Company rents space from a company affiliated through common ownership on a month-to-month basis. In addition, the Company is charged monthly for administrative services provided by the affiliate.

Note 3.   RELATED PARTY TRANSACTIONS (CONTINUED)

Amounts charged to expense as a result of transactions with the related party during the years ended December 31, 2009 and 2008 consisted of the following:

	2009		2008	
Rent and utilities	$	48,000	$	48,000
Secretarial services		249,200		291,600
	$	297,200	$	339,600

In addition, the Company paid commissions and management fees of $402,464 and $678,702 to the stockholders of the Company during 2009 and 2008, respectively.

Note 4.   INCOME TAXES (BENEFIT)

The components of the income tax provision for the years ended December 31, 2009 and 2008 are as follows:

	2009		2008	
Current				
State	$	640	$	800
Deferred				
Federal		(22,335)		-
State		(13,575)		-
		(35,910)		-
	$	(35,270)	$	800

The relationship between the income and the income taxes compared to last year can be attributed to the changes in prior year net operating losses.

Note 5.   DEFERRED INCOME TAXES

The net deferred tax amounts included in the accompanying balance sheets include the following amounts of deferred tax assets and liabilities at December 31, 2009 and 2008:

	2009		2008	
Deferred tax assets				
Federal	$	12,802	$	-
State		7,538		-
	$	20,340	$	-
Deferred tax liabilities				
Federal	$	-	$	11,185
State		-		4,385
	$	-	$	15,570

Note 5. DEFERRED INCOME TAXES (CONTINUED)

Unused net operating losses and contributions available to the Company as a reduction of future taxable income and tax liabilities are as follows at December 31, 2009:

Last Year Available	Net Operating Loss	Contribution
2012	$ -	$ 440
2013	-	1,300
2014	-	1,455
2028	41,411	-
2029	90,689	-
	$ 132,100	$ 3,195

Note 6. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6 2/3% of total aggregate indebtedness, whichever is greater. In addition, the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $31,388, which was in excess of its required net capital of $9,473. At December 31, 2008, the Company had net capital of $29,153, which was in excess of its required net capital of $7,270. At December 31, 2009 and 2008, the Company's ratio of aggregate indebtedness to net capital was 4.53 to 1 and 3.74 to 1, respectively.

Note 7. STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2009 and 2008.

Note 8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 9, 2010, the date the financial statements were available to be issued, and determined that there have been no events that have occurred that would require adjustments to the financial statements.



BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette

Edward F. McCrory

David P. Michael

Jean Saylor

George F. Warner

Michael S. Resnick

Stephen Noyes

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

We have audited the accompanying financial statements of Meridien Financial Group, Inc. as of and for the years ended December 31, 2009 and 2008, and have issued our report thereon dated February 9, 2010. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the table of contents is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Providence, Rhode Island
February 9, 2010

40 Westminster Street, Suite 600   Providence, RI 02903   P: 401.621.6200   F: 401.621.6209   www.bfmmcpa.com

AN INDEPENDENTLY OWNED MEMBER OF THE McGLADREY NETWORK

WORLDWIDE SERVICES THROUGH RSM INTERNATIONAL

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

	2009	2008*
AGGREGATE INDEBTEDNESS		
Accounts payable	$ 10,211	$ 7,557
Commissions payable	131,237	85,628
Income taxes payable	640	300
Deferred tax liability	-	15,570
Total aggregate indebtedness	$ 142,088	$ 109,055
Minimum required net capital	$ 9,473	$ 7,270
NET CAPITAL		
Stockholders' equity	$ 136,664	$ 122,965
Deductions:		
Furniture and office equipment, net	64,983	76,218
Prepaid expenses	2,535	2,495
Deferred taxes	20,340	-
Nonallowable receivables, 12b-1 fees	17,418	15,099
Net capital	31,388	29,153
Minimum required net capital	9,473	7,270
Capital in excess of minimum requirement	$ 21,915	$ 21,883
Ratio of aggregate indebtedness to net capital	4.53 to 1	3.74 to 1

*Reclassified for comparative purposes

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

The Company has been exempt from Rule 15c3-3 under paragraph (k)(1), limited business (mutual funds and/or variable annuities only).

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE III

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008**

The Company does not handle any customer accounts. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE IV

SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2009 and 2008

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A



Paul D. Frechette

Edward F. McCrory

David P. Michael

Jean Saylor

George F. Warner

Michael S. Resnick

Stephen Noyes

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

SIPC SUPPLEMENTAL REPORT

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payment (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Meridien Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Meridien Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Meridien Financial Group, Inc.'s management is responsible for the Meridien Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement records entries noting no differences. The assessment payment in Form SIPC-7T was traced to the Meridien Financial Group, Inc.'s cash disbursement records. In addition the disbursement was traced to the Meridien Financial Group, Inc. bank statement, providing evidence that the checks cleared in a timely manner.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences.

3. No adjustments were reported in Form SIPC-7T. As such there were no procedures to be performed surrounding the adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related client schedules noting no differences.

5. There was no overpayment applied to the current assessment with the Form SIPC-7T. As such, there were no procedures performed on the overpayment.

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40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

AN INDEPENDENTLY OWNED MEMBER OF THE McGLADREY NETWORK

WORLDWIDE SERVICES THROUGH RSM INTERNATIONAL

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 9, 2010



Paul D. Frechette

Edward F. McCrory

David P. Michael

Jean Saylor

George F. Warner

Michael S. Resnick

Stephen Noyes

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

REPORT ON INTERNAL CONTROL

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

In planning and performing our audit of the financial statements of Meridien Financial Group, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control structure over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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40 Westminster Street, Suite 600   Providence, RI 02903   P: 401.621.6200   F: 401.621.6209   www.bfmmcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Batchelor, Frechette,
McCrory, Michael & Co.

Providence, Rhode Island
February 9, 2010

MERIDIEN FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

December 31, 2009

CONTENTS



BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen Noyes

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

We have audited the accompanying statements of financial condition of Meridien Financial Group, Inc. as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridien Financial Group, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Batchelor, Frechette,
McCrory, Michael & Co.

Providence, Rhode Island
February 9, 2010

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